Filed by Ralcorp Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Ralcorp Holdings, Inc.

Commission File No. 001-12619

ADDITIONAL INFORMATION

In connection with the proposed transaction between Ralcorp and Kraft, Ralcorp will file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”). Such registration statement will include a proxy statement of Ralcorp that also constitutes a prospectus of Ralcorp, and will be sent to the shareholders of Ralcorp. Shareholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information about Kraft, Ralcorp and the proposed transaction. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Kraft upon written request to Kraft Foods Inc., Three Lakes Drive, Northfield, Illinois 60093, or by calling (847) 646-5494, or from Ralcorp, upon written request to Ralcorp Holdings Inc., 800 Market Street, Suite 2900, Saint Louis, Missouri 63101, or by calling (314) 877-7113.

This communication is not a solicitation of a proxy from any security holder of Ralcorp. However, Kraft, Ralcorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Kraft may be found in its 2006 Annual Report on Form 10-K filed with the SEC on March 1, 2007, definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on March 13, 2007 and current report on Form 8-K filed with the SEC on November 7, 2007. Information about the directors and executive officers of Ralcorp may be found in its 2006 Annual Report on Form 10-K filed with the SEC on December 13, 2006, definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on December 13, 2006 and current report on Form 8-K filed with the SEC on October 2, 2007. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This transcript contains forward-looking statements which are within the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements with respect to the expected timing,

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FINAL TRANSCRIPT

Nov. 15. 2007 / 8:00AM ET, KFT - Post Cereals to Merge With Ralcorp

completion and effects of the proposed merger and the financial condition, results of operations, plans, objectives, future performance and business of Ralcorp and the combined company, including statements preceded by, followed by or that include the words “believes,” “projects,” “targets,” “should,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “will,” “can” or similar expressions. These forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties. There are a number of important factors which could cause Ralcorp’s actual results to differ materially from those anticipated by the forward-looking statements. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These factors include, but are not limited to: (1) the ability to consummate the proposed transaction; (2) receipt of regulatory and shareholder approvals without unexpected delays or conditions, including without limitation a private letter ruling from the Internal Revenue Service; (3) changes in estimates of future earnings and cash flows; (4) certain financial information included in this document and information that was used in preparation of our estimates is based on unaudited "carved out" financial statements which information may be different once audited; (5) changes in expectations as to the closing of the transaction; (6) an increase in costs of packaging materials, ingredients, or raw materials, including wheat and corn products, oats, rice, sugar and soybean oil; (6) competitive pressures among branded and private label manufacturers increasing significantly; (7) general economic and business conditions that adversely affect Ralcorp or its suppliers, distributors or customers; (8) the ability of Ralcorp to maintain and/or improve sales and earnings performance; (9) expected synergies and cost savings are not achieved or achieved at a slower pace than expected; (11) integration problems, delays or other related costs; (12) retention of customers and critical employees; (13) the interest rate Ralcorp pays on its borrowings; (14) unanticipated changes in laws, regulations, or other industry standards affecting the Company; and (15) those referenced in Item 1A of Ralcorp’s Annual Report on Form 10-K for the year ended September 30, 2006, under the heading “Risk Factors.”

Further information on other factors which could affect the financial results of Ralcorp after the merger is included in Ralcorp’s filings with the Securities and Exchange Commission. These documents are available free of charge at the Commission’s website at http:\\www.sec.gov or from Ralcorp.

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FINAL TRANSCRIPT

Nov. 15. 2007 / 8:00AM ET, KFT - Post Cereals to Merge With Ralcorp

FINAL TRANSCRIPT
Thomson StreetEventsSM
Conference Call Transcript KFT - Post Cereals to Merge With Ralcorp Event Date/Time: Nov. 15. 2007 / 8:00AM ET

CORPORATE PARTICIPANTS

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FINAL TRANSCRIPT

Nov. 15. 2007 / 8:00AM ET, KFT - Post Cereals to Merge With Ralcorp

Scott Monette

Ralcorp - VP & Treasurer

Dave Skarie

Ralcorp - Co-CEO & President

Kevin Hunt

Ralcorp - Co-CEO & President

Chris Baldwin

Kraft Foods - VP, Kraft Group

Chris Jakubik

Kraft Foods - VP of IR

CONFERENCE CALL PARTICIPANTS

Jonathan Feeney

Wachovia Securities - Analyst

Terry Bivens

Bear Stearns - Analyst

Eric Katzman

Deutsche Bank - Analyst

Andrew Lazar

Lehman Brothers - Analyst

Heather Jones

BB&T Capital Markets - Analyst

Robert Moskow

Credit Suisse - Analyst

Vincent Andrews

Morgan Stanley - Analyst

John Patrick Walsh

Wachovia - Analyst

Ken Zaslow

BMO Capital Markets - Analyst

Pablo Zuanic

JPMorgan - Analyst

Eric Serotta

Merrill Lynch - Analyst

Michael Schwartz

Redwood Partners - Analyst

PRESENTATION

Operator

Good morning, and welcome to this Ralcorp and Kraft Foods conference call. (OPERATOR INSTRUCTIONS) I will now turn the call over to Mr. Scott Monette, Vice President and Treasurer of Ralcorp. Please go ahead, sir.

Scott Monette - Ralcorp - VP & Treasurer

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FINAL TRANSCRIPT

Nov. 15. 2007 / 8:00AM ET, KFT - Post Cereals to Merge With Ralcorp

Good morning, everyone. This is Scott Monette, Ralcorp's Corporate Vice President and Treasurer. I'm pleased to welcome you to this conference call and discuss with you a very exciting growth opportunity for Ralcorp. Joining me today is Dave Skarie, Ralcorp's co-CEO and our Company's lead executive for the transaction; Kevin Hunt, co-CEO, will also provide his views of today's event.

Additionally with us is Chris Baldwin, Kraft Group's Vice President for this U.S. snacks and cereals business, will describe the benefits from the deal from Kraft's perspective. After each has made a few opening remarks, they will be available to take your questions. Additionally we have Kraft's Vice President of Investor Relations, Chris Jakubik, with us.

Before turning the call over to Dave, Kevin, and Chris, I need to tell you Ralcorp intends to file a proxy statement and prospectus and other relevant materials in connection with the proposed merger transaction with the Securities and Exchange Commission. Investors and security holders are urged to read this filing when it becomes available, because it contains important information regarding this proposed transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC when they become available at the SEC's website, www.SEC.gov.

In addition, investors and security holders may obtain free copies of the documents filed with the SEC at Ralcorp's website, www.ralcorp.com or free of charge by requesting them in writing from Ralcorp, P.O. Box 618, St. Louis, Missouri, 63188-0618; attention Company Secretary, or by telephone at 314-877-7046.

These remarks contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements involve risk and uncertainties which may cause actual results to differ materially from those projected in the forward-looking statements. Ralcorp undertakes no obligation to publicly update any forward-looking statement whether as a result of new information, future events, or otherwise.

Forward-looking statements in these remarks should be evaluated together with the many uncertainties that affect Ralcorp's business, particularly those mentioned in the cautionary statements and Ralcorp's quarterly report on Form 10-Q for the quarter ended June 30, 2007 and its periodic reports on Form 8-K, which the Company incorporates by reference.

This call is also available via webcast by going to www.ralcorp.com. We have also posted an investor presentation on our website, www.ralcorp.com. Our first speaker is Dave Skarie from Ralcorp.

Dave Skarie - Ralcorp - Co-CEO & President

Good morning. Today we have the pleasure of announcing an agreement between Ralcorp and Kraft. The transaction has excellent benefits for both companies. Chris in a few moments will describe what they are for Kraft.

This is a transforming event for Ralcorp, adding Post Cereals gives Ralcorp a truly distinctive line of branded cereal products, plus a branded infrastructure and platform that we can build on through organic growth and acquisitions. Let me be very specific about the benefits to Ralcorp.

Merging with the Post business, we will create a larger, stronger business with a portfolio of businesses balanced between branded, private-label, and frozen bakery products; increase Ralcorp's sales base by 50% to $3.3 billion a year from $2.2 billion; increase food EBITDA margins by at least 500 basis points; be accretive to earnings per share between $0.44 and $0.68 for a pro forma of fiscal 2008 before one time costs associated with the transaction; and generate significant incremental free cash flow to fund investments, acquisitions, and share repurchases.

The merger of Post with Ralcorp is a great fit. We have more than 100 years of experience in cereals and know this category well. Our private-label and frozen bakery businesses will be paired with a complimentary business of branded cereals, bringing Ralcorp unprecedented opportunities for our investors, our customers, and our employees.

The mechanics of the deal call for Kraft to distribute its Post Cereal business to us -- to its shareholders. The new company will then be merged immediately into a subsidiary of Ralcorp. This will be an all-stock transaction and will be tax-free to shareholders of both companies.

As part of a transaction, Ralcorp will issue and assume approximately $950 million of debt. Current Ralcorp shareholders will own approximately 46% and current Kraft shareholders will own approximately 54% of the combined company.

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FINAL TRANSCRIPT

Nov. 15. 2007 / 8:00AM ET, KFT - Post Cereals to Merge With Ralcorp

It is also important to note how Ralcorp will bring the Post team into our company and how we will protect him grow valuable existing relationships. Ralcorp's Post-branded cereal business will be managed as a separate division from the existing private-label cereal business. We believe Post will benefit from the added focus Ralcorp will bring.

Post's existing marketing and sales support team will continue to be headquartered in northern New Jersey and Post's existing R&D team will continue to be located in Battle Creek, Michigan. We plan to build a nationwide sales management and broker network devoted to the Post brands. In addition, the combination of Post and Ralcorp's operations, purchasing and logistics networks will ensure a smooth transition and efficiencies in the long term. Kraft will also provide transition services for up to 18 months after closing.

Now I would like to ask Kevin Hunt, co-CEO and President of Ralcorp, to talk a bit about some other benefits.

Kevin Hunt - Ralcorp - Co-CEO & President

Thanks, Dave. This acquisition is indeed a watershed event for Ralcorp. Dave and I are very, very excited about this very unique opportunity and we are confident that Ralcorp has the resources to capitalize on it.

We have an established track record of growing platforms in the food business through acquisition and integration of other food companies. This merger will allow us to continue that growth strategy in a new branded platform as well as in our existing private-label and frozen bakery platforms.

Because of the all-stock tax-free nature of the transaction, the new company will have a strong balance sheet and we fully intend to continue making strategic acquisitions and opportunistic share repurchases.

Now I would like to turn it over to Chris Baldwin.

Chris Baldwin - Kraft Foods - VP, Kraft Group

Thank you and good morning. First I'd like to say that my comments today will only cover Kraft's perspective on this specific transaction. During this call, we will make forward-looking statements regarding Kraft's business. These statements are based on how we see things today, so they contain an element of uncertainty. Actual results may differ materially due to risk and uncertainties. Please refer to the cautionary statements and risk factors contained in Kraft's 10-K and 10-Q filings for a more detailed explanation of the inherent limitations in such forward-looking statements.

Now with that out of the way, we are excited about the value that will be created for shareholders by merging the Post Cereals business with Ralcorp.

Let me start by helping you understand how we, Kraft, got here today. Many of you are familiar with the transformation plan that our Chairman and CEO, Irene Rosenfeld, introduced in February. This plan is predicated on strong organic growth and a strong belief in the power of Kraft's portfolio. However as Irene said at the time, this was not meant to be a safe harbor for all of our brands. Some of our brands may be a better fit for other companies.

To determine long-term fit with our portfolio, we have assessed each of our businesses by category and by country based on their growth potential, relative market share, and profitability. From that process, we decided that Post would have greater opportunity to realize its full potential under different ownership. The business is in good shape today, but it can do even better with a company like Ralcorp.

As you know, Post has been at America's breakfast table for more than 100 years with iconic cereals such as Raisin Bran, Grape Nuts, and Shredded Wheat and the business continues to improve. Our adult cereal business continues to strengthen behind Honey Bunches of Oats, now the number three brand in the cereal category. This brand has actually grown for 18 years in a row.

We have reformulated some of our offerings to fit our better-for-you sensible solution criteria and are once again advertising these great cereals. The results are promising. For example, our Pebbles business has grown by almost 10% year-to-date. And lastly, our overall cereal market share trends continue to improve.

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Nov. 15. 2007 / 8:00AM ET, KFT - Post Cereals to Merge With Ralcorp

Given the strength of the business, Ralcorp's interest in Post makes perfect sense. They too have a strong cereal heritage and existing infrastructure and are well-suited to dedicate more resource to this business than would have been possible at Kraft. By joining Ralcorp, Post will have even greater opportunity for consistent future growth.

Kraft shareholders will continue to have a vested interest in the ongoing success of the Post business and the value for our shareholders will be optimized through the tax efficient structure of this transaction. Importantly, our recent spin off from Altria gave us the flexibility we needed to execute this kind of tax efficient transaction.

In summary, we believe this transaction is a win for Kraft, for Ralcorp, for Post, and for our shareholders. We look forward to working with Ralcorp to facilitate a smooth transition of the Post business.

Now I will turn the call back to Scott.

Scott Monette - Ralcorp - VP & Treasurer

Thank you, Chris, Dave, and Kevin. With those comments as background, we would be happy to entertain your questions now.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Jonathan Feeney, Wachovia Securities.

Jonathan Feeney - Wachovia Securities - Analyst

Good morning and congratulations. I guess my first question would be for Dave and Kevin about the strategic fit between a branded company and historically store-branded focus. As I -- it was a little before my time, but I do recall some discussion you were reasonably happy to get out of the branded business with the sale of Chex in the early '90s and I know --. Could you talk about maybe your long-term plans around further forays into the branded world and how on a day-to-day basis, who was going to be managing the Post Cereal business in terms of its brand contacts?

Dave Skarie - Ralcorp - Co-CEO & President

Okay, this is Dave. Let me see if I can kind of crystallize some of your thoughts here. Number one is the business will have its own division president and it will be focused on the Post business and we will set that up so that they can focus on building what we believe will be the key part of this transaction, obviously which is the post cereal. It does give us opportunities. We have always talked about platforms in the acquisition side. The Post transaction gives us the scale to now look at the potential of branded acquisitions along with our other acquisition looks, which could go into any one of these platforms now, which is private-label and/or frozen bakery.

So that's one of the things we're really excited about is that before, as you mentioned, the Chex business, it was not big enough to build off of. This one is a $1 billion brand, is big enough to do that and coming with the infrastructure that we get with this deal, we can build off of that as we look at other potentials.

Jonathan Feeney - Wachovia Securities - Analyst

Thanks, and I guess is one follow-up. It seems to me that in terms of the guidance you've put out there, this pro forma '08 guidance, there are some costs synergy assumptions in there. Is that accurate? And I guess how aggressive would you view those costs synergy assumptions as part of that I guess it is $0.44 to $0.68 for fiscal '08?

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Nov. 15. 2007 / 8:00AM ET, KFT - Post Cereals to Merge With Ralcorp

Dave Skarie - Ralcorp - Co-CEO & President

I think that the answer to that is that obviously we're going to have to build a sales organization. We get a very fine sales support organization with this. This is really not a synergy play. The real opportunity for us is to build off of what we are buying, and so as we get closer to being able to manage the business, which as you can tell by the announcement will be some period of time, we will look at what those efficiencies are. And obviously one of those is probably going to be in the purchasing side as we become even a more important purchaser to our suppliers.

Jonathan Feeney - Wachovia Securities - Analyst

Oh, just on that front, you made a comment in the press release that Kraft will provide transition services. Maybe this is a question for Chris, but I know you need to build up -- how is that -- exactly what do those transition services entail? Is there going to be some period of time where Kraft is selling these products even after -- the Kraft system is selling these products even after the deal closes?

Chris Baldwin - Kraft Foods - VP, Kraft Group

We will be providing transition services for up to a year after the close.

Jonathan Feeney - Wachovia Securities - Analyst

And what does that entail, some selling, with a sales organization -- new management?

Chris Baldwin - Kraft Foods - VP, Kraft Group

Sales will certainly be part of that transition sales agreement.

Jonathan Feeney - Wachovia Securities - Analyst

Okay, thanks very much, guys. Congratulations again.

Jonathan Feeney - Wachovia Securities - Analyst

Terry Bivens, Bear Stearns.

Terry Bivens - Bear Stearns - Analyst

If you don't mind, I'm going to direct mine more at the Kraft contingent there, Chris. Good to hear you in your new position there. EBITDA for the business looks to be I guess if you backed it out around $3 million. Is that correct?

Chris Baldwin - Kraft Foods - VP, Kraft Group

Yes, there about.

Unidentified Company Representative

It is within the range, yes.

Terry Bivens - Bear Stearns - Analyst

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FINAL TRANSCRIPT

Nov. 15. 2007 / 8:00AM ET, KFT - Post Cereals to Merge With Ralcorp

Okay, what is going to be new tax rate for Kraft post-deal? Is that going to change much?

Chris Jakubik - Kraft Foods - VP of IR

Yes. Terry, as you know, to get into the complexities of the tax rate, that has been rather topical for us, particularly looking at 2008, I think it is just too early to establish a firm number. Some of it will certainly relate to the timing of closing of this transaction, but that is what we are sort of working through right now. So we will be back to you as we get into 2008.

Terry Bivens - Bear Stearns - Analyst

Fair enough. And just one last question on the deal. This 900 -- what was it, 960? Will the new Ralcorp entity issue debt and then dividend that back to Kraft? Is that the way this is set up?

Chris Baldwin - Kraft Foods - VP, Kraft Group

Some of it is going to be debt that we place into the entity that will subsequently merge with Ralcorp. The actual -- the details of the transaction will be flushed out in the filing. So you'll get little bit more detail on that, but it is a mixed bowl.

Terry Bivens - Bear Stearns - Analyst

Okay. Terrific. Thanks very much.

Operator

Eric Katzman, Deutsche Bank.

Eric Katzman - Deutsche Bank - Analyst

I guess I have questions for both sides. Kind of somewhat related to what was asked before. Over -- I don't know what it has been -- 15, 20 years of following consumer products, I don't recall a branded company being able to run private-label or private-label really being effectively able to run brands. I guess has something changed among the retailers that are your current private-label customers that they are amenable to this? Or that they won't use it against you because that's been kind of the history that they will kind of play off both sides of the business.

Dave Skarie - Ralcorp - Co-CEO & President

This is Dave. I can't speak for our customers. One of the key things that we are going forward with is having distinct businesses managed by Ralcorp going to the customers as distinct businesses. So the private-label sales organization will stay intact, discussing the private-label sales opportunities. The branded group will go to the customers on a basis. How the customers react to that I don't know. I can't speak for them.

Kevin Hunt - Ralcorp - Co-CEO & President

And, Eric, this is Kevin. The other private-label businesses will continue to go to market in the same fashion as well, the cracker business, the snack/nut business, and also the frozen bakery business. So really what we're setting up is a separate platform here for the branded piece.

Eric Katzman - Deutsche Bank - Analyst

So we should kind view Ralcorp as kind of being more of a, I guess in some respects, a holding company?

Kevin Hunt - Ralcorp - Co-CEO & President

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FINAL TRANSCRIPT

Nov. 15. 2007 / 8:00AM ET, KFT - Post Cereals to Merge With Ralcorp

You know, if you really look at Ralcorp as it stands today, before this, we are clearly in a leadership position in a number of private-label food categories. But we also have a frozen division, which is 40% of our business, which is very heavily involved in food service. It is very heavily involved in the perimeter sections of the stores, in-store bakeries.

So we view this as really kind of three overarching platforms now. The private-label food businesses, which we have -- we're very proud of our positions there. The frozen bakery business, and now this new branded platform and infrastructure with Post.

Eric Katzman - Deutsche Bank - Analyst

Thank you, if I could just follow-up for Chris and Chris on the Kraft side, can you just give a little bit more detail -- kind of you put out some numbers I think in the press release that if you do a split off versus a spin, one is $0.13 dilutive, one is $0.07 dilutive. How do you arrive at those numbers if you're not really sure of what the tax rate is on the ongoing company? It seems like we should have a little bit more data to help us model to let's say get to the midpoint of that dilution range of $0.10 once the deal closes.

Chris Baldwin - Kraft Foods - VP, Kraft Group

First of all, the difference between a split off and the spin off is that within the split off, we are effectively bringing down the share count, so that is the difference. You get straight dilution. In a spin off, it is actually more of a reduction in earnings because what you're going to end up with it is the Ralcorp -- everybody will end up with the Ralcorp shares. So it is a reduction of $0.13 but you're actually getting -- you have something else as well. So that is the main difference between the $0.13 and $0.07.

Eric Katzman - Deutsche Bank - Analyst

To the extent that you're getting rid of a business that, let's say, has not met Kraft's growth criteria over time, how does that effect overall Kraft and either the divisions growth potential or the probably more importantly the overall company?

Chris Jakubik - Kraft Foods - VP of IR

Thank you for your question. As I announced the CAGNY in February, the divestiture -- this move is really a function of the strategic review of a broad range of businesses and the focus was on relative market share growth potential and future profitability. Obviously with this transaction we believe that the focus within the remaining portfolio will allow us to deliver on the expectations that have been communicated, most recently just a few weeks ago in our third-quarter conference call.

Eric Katzman - Deutsche Bank - Analyst

Okay, I guess we'll follow-up with Irene and kind of see if there's any changes to the consolidated as a result of this, plus Danone. Good luck. Thank you.

Operator

Andrew Lazar, Lehman Brothers.

Andrew Lazar - Lehman Brothers - Analyst

Just a couple of things. I just want to make sure I understood one thing in an earlier question correctly. From a Ralcorp perspective, the accretion numbers on a pro forma basis that you've laid out there, as you talked about it being more of a growth play rather than synergy, that really -- I am assuming that therefore does not include potential synergies that may come? Like you mentioned procurement and things like that. Or does it actually include some of that?

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FINAL TRANSCRIPT

Nov. 15. 2007 / 8:00AM ET, KFT - Post Cereals to Merge With Ralcorp

Scott Monette - Ralcorp - VP & Treasurer

Andrew, this is Scott. It does not include any meaningful amount of synergies in the accretion number.

Andrew Lazar - Lehman Brothers - Analyst

Okay. And then from a synergy standpoint, just given you mentioned procurement, I guess there are some things, whether it is your shipping full truckloads -- you'll manage them as separate businesses and I guess that makes sense to me. Does that mean also you would not be able to ship full truckloads as opposed to more frequently full truckloads with private-label and branded on the same truck to the same retailer? Or in other words, will you manage it separately kind of as your customer/consumer-facing, but perhaps more jointly in sort of the back of the house types of functions?

Dave Skarie - Ralcorp - Co-CEO & President

Yes, I think that the answer to that really is that we get more scale obviously in manufacturing, but the manufacturing facilities will be focused on whether or not it's branded or store brand. I don't know yet if there is any distribution opportunities other than the fact we're already shipping full trucks from the cereal facilities in our mixing centers anyway, and the sheer size of the Post business, they are probably -- and we do not know that yet -- they are probably shipping full trucks also. So is it possible there could be something there? There could be. As we get further into the look at this, that is another possibility.

Andrew Lazar - Lehman Brothers - Analyst

And then as you look from a Ralcorp perspective at sort of what you're getting in the transaction from a Post perspective, these are brands that obviously come with already very, very hefty and healthy sort of EBITDA margins, no doubt about it. Are you building in sort of the flexibility or the likely need to continue to reinvest behind these brands to actually get them to a new place? Because I think it is safe to say it has not been obviously the most important focus for Kraft in the past couple of years. The adult brands have done well. There's probably some opportunity on some of the others too.

How much are you building in? And is the kind of margin that this business now holds, is that kind of sustainable or are you assuming and should we assume that it probably comes down for some period of time around marketing reinvestment?

Dave Skarie - Ralcorp - Co-CEO & President

I don't know if I would make any assumption like that. We are buying these businesses because of their current strength and we believe that they have got obviously a great position in the market. We will invest in them to continue to grow the business. Our point of view has always been that the brands not only invest for the particular brand, but to increase consumption on cereal, which is good for the whole category. So we'll continue to look at it on that basis.

Andrew Lazar - Lehman Brothers - Analyst

And two last quick things. One, from a Kraft perspective, is it fair to say -- and it might not be -- that this transaction kind of completes maybe the review that you have done over your businesses and represents one of the larger things that we're likely to see? Or is it ongoing and it is not fair to say that?

Chris Baldwin - Kraft Foods - VP, Kraft Group

Well, I think as Irene said, if you go back to CAGNY, she said that the strategy from the perspective of scale and the fact that we have a large presence in many categories we think is an advantage. However it is not a safe harbor for anything. So we really have nothing more to report today. When we have a transaction to announce, we will let you know, just like this.

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FINAL TRANSCRIPT

Nov. 15. 2007 / 8:00AM ET, KFT - Post Cereals to Merge With Ralcorp

Andrew Lazar - Lehman Brothers - Analyst

Okay, and the very last thing. In terms of the dilution assumptions that you put in the release, what kind of assumptions does not make for, I guess, the use of the $950 million in debt? Is there some timeframe that Kraft shareholders who may get Ralcorp shares need to hold that stock for?

Chris Baldwin - Kraft Foods - VP, Kraft Group

There is no holding period requirement on the Ralcorp stock post distribution and the assumption with the debt relief is just that. We're reducing net debt and that is going into the dilution calculation.

Andrew Lazar - Lehman Brothers - Analyst

Got it. Thanks very much and congratulations.

Operator

Peter Fleiss, Highfields Capital.

Operator

He has dropped his question out of queue. Heather Jones, BB&T Capital Markets.

Heather Jones - BB&T Capital Markets - Analyst

Congratulations. I guess my first question would be just does this -- is this just a onetime opportunity that made a lot of sense or is it more -- could we take it as a strategic change in direction and could we expect further branded acquisitions in the future from Ralcorp? Or is it just more of a onetime opportunity?

Kevin Hunt - Ralcorp - Co-CEO & President

It's Kevin. Let me just -- I think it is certainly more than a onetime opportunity. We believe that Post is a very strong brand and that the focus that we can bring to it is an advantage. We also, as I think we have said -- this is a very large platform, but it is another platform that we really have not been able to take advantage of because now we will have a branded infrastructure that we can in fact put branded acquisitions into. So we very much view this as certainly not a onetime opportunity, but really kind of the opposite of that. And it really in hands enhances our position and our opportunity to grow.

Heather Jones - BB&T Capital Markets - Analyst

Okay, as far as the Post business relative to your private-label business, do you have an estimate of how many of the products or SKUs are sort of -- you know private-label counterparts to the Post brand? Is there a lot of overlap or --?

Scott Monette - Ralcorp - VP & Treasurer

I'm not sure we want to get into that level of detail. Thanks.

Heather Jones - BB&T Capital Markets - Analyst

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FINAL TRANSCRIPT

Nov. 15. 2007 / 8:00AM ET, KFT - Post Cereals to Merge With Ralcorp

Okay, and could you give more -- help me understand what is underlying your accretion estimates. Just doing back of the envelope, I am coming up with $0.25 to $0.30, just using very simple calculations. So I'm wondering if there some revenue synergies in that assumptions or --?

Scott Monette - Ralcorp - VP & Treasurer

No, there's no revenue assumptions. That is historically the way we look at acquisitions. We never build in revenue synergies, but what might be helpful is there is a slide, it is page 6 in the investor presentation and we posted it on a web site, that looks at Ralcorp and then the Post Cereals business combined for an EBITDA number. So -- and if you assume that D&A is going to be between $140 million and $150 million a year, hopefully that will get you to the number.

Heather Jones - BB&T Capital Markets - Analyst

Okay, thank you.

Operator

Robert Moskow, Credit Suisse.

Robert Moskow - Credit Suisse - Analyst

Congratulations. David and Scott, you sound very good on earnings calls. I think you should do this more often.

Dave Skarie - Ralcorp - Co-CEO & President

You know, we have never heard that before from you, Rob. I appreciate you bringing that up, though.

Robert Moskow - Credit Suisse - Analyst

I'm very stately. I guess, David, when we met a few months ago, one of the concerns that you had was about the potential talent drain as a result of making a merger like this. And I know it is too soon to know who you might lose of these 1250 people, but I've got to imagine maybe some of the brand managers who joined Kraft may have some concern about working for a private-label company instead of a branded company.

What do you intend to do to make sure you get really talented brand management in place at Post and keep that in place? Have you thought that?

Dave Skarie - Ralcorp - Co-CEO & President

Yes, obviously. I don't know -- it is a concern when any acquisition. We have been in acquisitions before whether or not they are private-label or frozen bakery. One of the reasons -- I'm here today in New Jersey to talk to the Post folks that are coming with the deal to assure them that they will become a key part of Ralcorp. We have a long history in keeping key people as we bought other businesses and so it is like any other risk.

They really will be a very key part of Ralcorp and probably a much more focused part, and the excitement should be is that they are a platform for what we believe in the future may be additions to this side of the business, as well as our other pieces of the business. So you cannot make people stay, but hopefully we will have a compelling story about a real opportunity for growth across our entire portfolio, and they can be a part of that.

Robert Moskow - Credit Suisse - Analyst

Okay, then secondly, have you done any due diligence or to the extent that you can without revealing anything with customers on how Post is doing and what their perception of Post is and what they think Post needs? Have you done anything to that extent? And are they happy with the business or do they think it needs a lot of reinvestment?

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FINAL TRANSCRIPT

Nov. 15. 2007 / 8:00AM ET, KFT - Post Cereals to Merge With Ralcorp

Scott Monette - Ralcorp - VP & Treasurer

We look at marketshares as well as anything. The business is strong. We know as being a competitor how successful Post has been with brands like Honey Bunches of Oats. So having been in the cereal business for a greater portion of my career, these are brands that are well-respected not only from the customer base but in the consumer base. But did we do a survey? That would have been inappropriate as we kept the confidentiality of the agreement.

Robert Moskow - Credit Suisse - Analyst

Okay, thanks again.

Operator

Vincent Andrews, Morgan Stanley.

Vincent Andrews - Morgan Stanley - Analyst

Good morning, everyone. I just have a couple of deal-related questions that hopefully you can put some color around. The first is if it is a split off, any idea of what range of a discount of value you'll offer to Kraft shareholders?

Chris Baldwin - Kraft Foods - VP, Kraft Group

As we said in the release, ultimately it is going to be market conditions at the time of closing that are going to determine not only the spin versus split, but also the dynamics of a split if we go that route.

Vincent Andrews - Morgan Stanley - Analyst

Okay, and eventually if for some reason there is insufficient interest in going that route, many split offs are not successful. Do you feel like you will have sufficient time and flexibility to then do a spin off?

Chris Baldwin - Kraft Foods - VP, Kraft Group

Absolutely.

Vincent Andrews - Morgan Stanley - Analyst

And then just finally, a Kraft-related question. It would seem that this kind of a transaction would within the overall business create some diseconomies of scale. So I'm just wondering will you have to take any charges or is there any way you're going out of downside infrastructure? Or how should we think about that?

Chris Baldwin - Kraft Foods - VP, Kraft Group

No, that is all incorporated into the -- the dilution, yes.

Vincent Andrews - Morgan Stanley - Analyst

Okay, thank you very much and congratulations, everyone.

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FINAL TRANSCRIPT

Nov. 15. 2007 / 8:00AM ET, KFT - Post Cereals to Merge With Ralcorp

Operator

John Patrick Walsh, Wachovia.

John Patrick Walsh - Wachovia - Analyst

I just wanted to clarify the impact on Kraft on their balance sheet ratings and credit metrics. A couple questions related to that. First, just clarifying from an accounting standpoint, when Ralcorp does issue their debt, that will be included on the Kraft balance sheet, correct?

Chris Jakubik - Kraft Foods - VP of IR

I'm sorry, say that again.

John Patrick Walsh - Wachovia - Analyst

When Ralcorp issues the debt, will that be -- if they do do that, will that be consolidated on Kraft's balance sheet?

Chris Jakubik - Kraft Foods - VP of IR

No, what you're looking at, the New Co., if you will, that will happen sort of instantaneous, so we are actually going to be contributing some debt to that entity. So from our perspective, what we talked about in the release is basically debt relief and that is what you're looking at.

John Patrick Walsh - Wachovia - Analyst

Okay, so actually you're expecting a modest reduction in leverage?

Chris Jakubik - Kraft Foods - VP of IR

Yes.

John Patrick Walsh - Wachovia - Analyst

Okay, thank you very much. That's all I had.

Operator

Ken Zaslow, BMO Capital Markets.

Ken Zaslow - BMO Capital Markets - Analyst

A question on the sales organization. Is there going to be one sales organization sell both the cereals, or are those going to be separate as well?

Dave Skarie - Ralcorp - Co-CEO & President

No. Separate sales organizations.

Ken Zaslow - BMO Capital Markets - Analyst

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FINAL TRANSCRIPT

Nov. 15. 2007 / 8:00AM ET, KFT - Post Cereals to Merge With Ralcorp

In terms of the transition from Kraft to Ralcorp, how do you keep the employees at Kraft that now motivated to be selling given that there is always some sort of disruptions? How does that transition work?

Chris Baldwin - Kraft Foods - VP, Kraft Group

We have a very specific transition services agreement in place, Ken, that we'll be able to apply and we will work with Ralcorp to make sure we execute that flawlessly through the transition period.

Ken Zaslow - BMO Capital Markets - Analyst

So if there are any sales dips or anything like that, who is held accountable I guess?

Chris Baldwin - Kraft Foods - VP, Kraft Group

That's all handled within the agreement.

Ken Zaslow - BMO Capital Markets - Analyst

Will there be any changes to the capacity on Post? Or is there going to just literally just be taking one organization and just wrapping it into another? Will there be any downsizing of capacity?

Chris Baldwin - Kraft Foods - VP, Kraft Group

No.

Chris Jakubik - Kraft Foods - VP of IR

No, are you talking about capacity in the plants?

Ken Zaslow - BMO Capital Markets - Analyst

In the plants, exactly.

Chris Jakubik - Kraft Foods - VP of IR

No, the plants will be as they are as we pull out from the Kraft organization, but no, they will in fact be maximized as we go through this.

Ken Zaslow - BMO Capital Markets - Analyst

Then my last question is for Kraft, and it goes to Andrew's question, was I think I've heard Irene say before that we're not looking to spin off or get rid of any more than 5% of our sales. It looks like you're about 3% or 4% over the last year in terms of divestitures. It goes to the point that it seems like you should be nearing the end of the transition, the transformation. Is that not the interpretation or is that 5% going to be revised up?

Chris Baldwin - Kraft Foods - VP, Kraft Group

Certainly Irene used a 5% figure as a rough estimate. But the point is that we're not looking at wholesale portfolio changes. The key to success is to get our top line growing faster. So as she has said in the past, we're not looking at wholesale portfolio changes, but we have nothing else to report today.

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FINAL TRANSCRIPT

Nov. 15. 2007 / 8:00AM ET, KFT - Post Cereals to Merge With Ralcorp

Ken Zaslow - BMO Capital Markets - Analyst

Thank you very much and good luck.

Operator

Pablo Zuanic, JPMorgan.

Pablo Zuanic - JPMorgan - Analyst

Congratulations to Ralcorp and Kraft, I guess. Just a question on the Kraft side first. Chris Jakubik, in terms of a split off for the spin off, what would be the main variable that would make you go for one or the other? If I am interpreting this right, whether the Ralcorp share price goes up or down, it won't make a difference, right? Because 30 million shares that will be issued is being calculated based on today's Ralcorp share price. That number of shares could change, or am I wrong about that?

Chris Jakubik - Kraft Foods - VP of IR

Whether the Ralcorp stock price goes up or down, I think is important to our shareholders, since they have a vested interest in that value. So the goal between a spin versus a split is just that, to provide the greatest value for our shareholders and distribute the shares in the most advantageous way possible.

Pablo Zuanic - JPMorgan - Analyst

Okay, so that's what I wanted to verify. So if you are -- the 30 million shares that are being issued will not change. If I'm a Kraft shareholder, I have $0.13 dilution, but then I am getting about 2% of the value of Ralcorp share. That is the math I'm doing right now. But if that share price goes up in the meantime, that is going to be accretive to me as a Kraft shareholder, right? Because the 30 million number of shares will not change?

Chris Jakubik - Kraft Foods - VP of IR

Right.

Pablo Zuanic - JPMorgan - Analyst

All right, and the second -- I guess from a Ralcorp perspective, going back to the dilution questions, what type of interest rate are you assuming? And given that you're taking more leverage, isn't your interest rates, your funding costs going to go up?

Scott Monette - Ralcorp - VP & Treasurer

Pablo, this is Scott. No, I'm not sure we want to get into interest rate assumptions, but I think that where we're going to end up is we're going to have a very strong balance sheet basically in line with where our current leverage profile is. It is not going to compromise our ability, as Kevin and Dave pointed out, to make continued acquisitions, fund internal investment, and opportunistic share repurchases. So it in no way compromises our flexibility.

Pablo Zuanic - JPMorgan - Analyst

Okay, then just going back to the synergy questions, I understand you're not factoring that in. From my perspective, I would [dream] that the EBITDA margins you are giving us and I'll explain --. First of all, there's no sale; sales are going to be kept separate. There is no plant shutdowns.

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FINAL TRANSCRIPT

Nov. 15. 2007 / 8:00AM ET, KFT - Post Cereals to Merge With Ralcorp

It seems that the synergies are mostly on the procurement side, I assume that maybe the ingredients are different given that it is different, it is branded and they are only store brands. So I would question the synergy number.

On the other hand, I would see that Kellogg spends about 8% of their sales in advertising. General Mills I estimate on cereal, 5% to 6%. And on my numbers Kraft about 2$ to 3%. In a world where the retailers, particularly Wal-Mart, are moving to having the (inaudible) brands first-tier, first and second-tier and value brands, the brands in the middle are being squeezed out. So you guys buying these that in my view are midtier brands will need to invest quite a bit more.

So when you're talking about 500 basis points margin benefits, I wonder how much of that I can really count. From my perspective, the numbers come down and the synergies are very little. Can you comment on that Kevin or David?

Kevin Hunt - Ralcorp - Co-CEO & President

Number one is that we don't have any synergies in the number, which is key because we will be looking at that in the long term. The other thing is I guess from our perspective on the brands is that these brands are very strong with where they compete which is in certain segments within the cereal category, so it's a little bit different than if you're looking at strawberry jam versus strawberry jam. So we are very pleased with what Post has done in building these brands, as well as the new product introductions that we see coming out.

So we are pretty comfortable that this is the right basis and I don't know what concerns we have now on that. We are -- they are supporting the brands, and we anticipate that we will support the brands at that level also. I don't know your percentages and I don't know -- Kraft does not spread out the percentages of what they are doing on the individual brands, so we are comfortable with the way it's being supported.

Pablo Zuanic - JPMorgan - Analyst

But at this point, you're not anticipating having to increase marketing support for these brands?

Dave Skarie - Ralcorp - Co-CEO & President

I don't think we're prepared to comment on that.

Pablo Zuanic - JPMorgan - Analyst

Okay, just a follow-up if I may? What does this transaction say about your views about the private-label industry? The question is really has a cost inflation environment make you change your opinion about private-label?

Kevin Hunt - Ralcorp - Co-CEO & President

This is Kevin. No it doesn't. There's no question that there is cost inflation out there. It is affecting all segments of the business, branded and private-label. We have got to take costs out of the system. We've got to do other mitigating efforts. There is no question that we have to deal with that on the private-label side, as well as on the branded side. So it does not -- that doesn't change. This transaction does not change that and it does not change our feelings about our leadership role in the private-label food segments that we compete in.

Pablo Zuanic - JPMorgan - Analyst

Thank you, one last one for Chris Jakubik. Chris, in the event of a spinoff, those $950 million could or could not be used for share buybacks, right? But the $0.13 does not factor share buybacks?

Chris Jakubik - Kraft Foods - VP of IR

Well, in either case, a spin or a split, the $950 million in debt relief is going to happen either way, so we bring down our debt. Obviously that gives us a little bit more flexibility on the balance sheet.

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FINAL TRANSCRIPT

Nov. 15. 2007 / 8:00AM ET, KFT - Post Cereals to Merge With Ralcorp

Pablo Zuanic - JPMorgan - Analyst

All right. Thanks.

Operator

(OPERATOR INSTRUCTIONS) Eric Serotta, Merrill Lynch.

Eric Serotta - Merrill Lynch - Analyst

Most of my questions have been answered, but just to further clarify the one question that Andrew asked about and Pablo just asked about, in the $0.13 of dilution in a spin off scenario, does that assume -- I just want to clarify that that assumes an offset from the $960 million from the interest expense and the $960 million of debt that is transferred. Is that correct?

Chris Baldwin - Kraft Foods - VP, Kraft Group

Yes, that is correct. In both cases the reduction in earnings reflects the fact that the debt is coming off. The only -- the main difference is that all shareholders will actually see sort of a transfer of earnings in the form of receiving the Ralcorp shares.

Eric Serotta - Merrill Lynch - Analyst

Sure. And as Pablo was getting at, clearly that dilution number could be less if you -- particularly be less if you used that money towards share repurchase rather than debt reduction. On the (technical difficulty) correctly?

Chris Baldwin - Kraft Foods - VP, Kraft Group

Yes, it could. It effectively reduces our debt outstanding so provides more flexibility on the balance sheet.

Operator

[Michael Schwartz], Redwood Partners.

Michael Schwartz - Redwood Partners - Analyst

Congratulations about this. When do you think you'll make a decision timing wise about spinning an offer, doing an exchange offer?

Chris Jakubik - Kraft Foods - VP of IR

Well, as we get closer to closing, that will be a decision right around the time of closing.

Michael Schwartz - Redwood Partners - Analyst

When do you expect it to close?

Chris Jakubik - Kraft Foods - VP of IR

Mid-2008.

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FINAL TRANSCRIPT

Nov. 15. 2007 / 8:00AM ET, KFT - Post Cereals to Merge With Ralcorp

Michael Schwartz - Redwood Partners - Analyst

Mid-2008, okay. Thanks so much.

Operator

Thank you. There are no further questions at this time. I would like to turn the floor over to Mr. Dave Skarie for any further or closing remarks.

Dave Skarie - Ralcorp - Co-CEO & President

Thank you for all your questions. I would just like to reiterate again that this is the transforming event for Ralcorp. An opportunity like this one to acquire $1 billion of iconic cereal brands like Post in a strong number three position in the category is very rare, and that is why we are all excited about this and the potential.

We welcome the Post team into the Ralcorp family and we see this as a tremendous opportunity for all of us as we go forward. So we can hardly wait to get back and get started on some other things. So thank you for your time.

Operator

Thank you. This does conclude today's Ralcorp and Kraft Foods conference call. You may now disconnect.

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